RECEIVED

2007 AUG 31 A 9:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

07026354

Date August 28, 2007
Contact Martina C. Erni-Schuler

SUPPL

Unaxis

~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i.A. M. C. Erni-Schuler

Corporate Communications

PROCESSED
SEP 18 2007
THOMSON
FINANCIAL

Enclosure

- **Oerlikon with record growth in sales and EBIT**

dlw 9/14

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 91 93
martina.erni@oerlikon.com
www.oerlikon.com

Conference semi-annual results 2007
Time: Tuesday, August, 28 2007 **10.00 CET (media); 13.30 CET (analysts)**
Location: Park Hyatt, Zurich (Beethovenstr. 21; 8002 Zurich).
Live web cast at **www.oerlikon.com**

Oerlikon boost sales target for 2007 by 5-10 percent

Oerlikon with record growth in sales and EBIT

- Sales rise by 247 percent to CHF 2.7 billion (pro forma +24 percent)*
- EBIT grows by 83 percent to CHF 231 million (pro forma +22 percent)
- Orders received exceed the CHF 3 billion mark, growing by 212 percent (pro forma +16 percent)
- Cash flow from operations is up 203 percent to CHF 367 million (pro forma +46 percent)
- Successful expansion of Oerlikon Solar: sales quintupled to CHF 127 million
- Oerlikon Textile records 37.4 percent growth to CHF 1.3 billion
- China is rapidly becoming a core market
- Syndication of the CHF 2.5 billion credit facility under the leadership of Citigroup has closed successfully at investment grade conditions.

***Pfäffikon SZ, August 28, 2007* – The Oerlikon Group has recorded a very positive first half-year in 2007. With an increase of 247 percent to CHF 2.7 billion (pro forma +24 percent), organic growth has reached a record high.**
"Therefore, are raising our sales goal for the entire year by over CHF 5 billion, from 5 to 10 percent," states CEO, Dr Uwe Krüger. EBIT increased by 83 percent to CHF 231 million (pro forma +22 percent), while orders received are up 212 percent (pro forma +16 percent), topping the CHF 3 billion mark. Cash flow from operations has risen by 203 percent to CHF 367 million (pro forma +46 percent). "Even after a short time, the acquisition of Saurer AG is already bearing fruit and providing proof of the Oerlikon Group's role as a growth engine," says Georg Stumpf, Chairman of the Board of Directors of the Oerlikon Group. "The good first half-year performance is a result of improved operating efficiency, closer collaboration with customers and streamlined decision-making channels," comments CEO Dr Uwe Krüger.

* Pro forma presentation assuming an initial consolidation of the Saurer Group as per 01.01.2006

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

A look at the individual segments shows that almost all segments contributed to this first half-year success. The Oerlikon Coating segment posted outstanding growth, increasing sales by 32.3 percent to CHF 478 million, mainly due to additional major contracts won by the Oerlikon Solar business unit. Sales for Oerlikon Solar more than quintupled to CHF 127 million. Oerlikon Balzers also put in above-average performance, opening new coating plants in China and Poland and increasing EBIT by 53 percent to CHF 77 million.

Oerlikon Textile also enjoyed excellent business performance. Due to strong demand, primarily in the staple fiber market, the segment recorded growth in sales of 37.4 percent to CHF 1.3 billion, winning additional market share and posting its best ever half-year result. At the same time, as a result of numerous efficiency enhancement measures coupled with improved utilization of fixed costs and a streamlined management structure, EBIT for the first half of 2007 more than trebled year-on-year to CHF 102 million. Overall, the half-year results have exceeded expectations, including those made in connection with the takeover of Saurer AG. "Asia – and particularly China – are rapidly becoming one of our core markets," says CEO Dr Uwe Krüger. Even now China represents a dominant region, accounting for 31 percent of Oerlikon Textile sales, while Oerlikon Coating, Oerlikon Vacuum and Oerlikon Drive Systems are also enjoying above-average growth in this region. The Chinese market now accounts for 17 percent of total Group sales, and with the expansion of production capacities as well as the relocation to China of additional manufacturing facilities such as those of Oerlikon Vacuum, China is also playing an increasingly important role as a production location.

Oerlikon Drive Systems capitalized on the favorable industrial economy, achieving a 15.6 percent increase in sales to CHF 556 million with EBIT 22.6 percent higher at CHF 42 million. The same applies to Oerlikon Vacuum, where sales for the first half of 2007 climbed by 6.3 percent to CHF 223 million. Here too, extensive improvements have had a positive impact on profit margin, with EBIT rising by 19.5 percent to CHF 26 million.

There is a need for strategic action in the Oerlikon Components segment, the smallest segment within the Oerlikon Group, which accounts for around 7 percent of total Group sales. Oerlikon Components recorded a 16.1 percent drop in sales in the first six months to CHF 182 million, with an EBIT of CHF 2 million. While the Oerlikon Space and Oerlikon

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

 Solutions business units posted good results, Oerlikon Esec and Oerlikon Optics were unable to offset weak demand in their respective markets despite leading-edge products. Due to the emerging demand in the semi-conductor market, however, coupled with a product offensive, Oerlikon Esec is expected to show a marked improvement in results for the second half-year.

Successful integration of Saurer

The Oerlikon Group's successful performance in the first half of 2007 is based on the company's outstanding ability to integrate and innovate – such ingrained attributes are akin to its corporate DNA. The Saurer business units are being integrated successfully, as witnessed by the many standardized processes and systems as well as intensive collaboration between the business units. For example, Oerlikon Coating's new coating center in China is being built on the grounds of the Oerlikon Textile factory in Suzhou; and Oerlikon Graziano won a major long-term contract due to its ability to design and implement a global service concept in conjunction with other Oerlikon sites. Oerlikon Balzers has taken over the coating of drive components from Oerlikon Graziano; both business units work closely together on the development of new applications. Numerous joint research and development efforts also attest to the progress being made in promoting collaboration between corporate units; for instance, Oerlikon Textile's innovative control software has been adapted for use by other business units, and know-how acquired in the field of magnetically levitated drive systems has been transferred to turbomolecular pumps.

In the first half of 2007 the Oerlikon Group's strong innovative capability was showcased particularly by the Oerlikon Solar business unit. The world's first factory for thin-film silicon solar modules, with an annual production capacity of 40 megawatt peak, went into operation at ersol Thin Film, Erfurt (Germany). All the contractually agreed specifications in terms of delivery schedules, module efficiency and production capacity were met. The commissioning of this plant attests to the industrial maturity of Oerlikon's thin-film silicon technology and the business unit's leading innovative edge. This exemplary project was largely responsible for winning additional customers and orders in this field, including contracts from CMC Magnetics, a Taiwanese high-tech company.

Expansion of the solar business

Expansion of the solar business is high on the Oerlikon Group's agenda. Production capacity at the Trübbach site will be increased to at least double the present level by 2008. Additional contracts cover delivery of the next generation, the dual-coated Micromorph Tandem module. In the near future Micromorph Tandem will achieve efficiency rates of more than 10 percent, ranking alongside conventional crystalline solar cells in terms of energy conversion. This technology provides a platform for additional efficiency enhancements in production methods and economies of scale in the construction of large facilities, which will allow solar energy to compete effectively against conventional energy sources to achieve grid parity in the medium term. We are confident that Oerlikon Solar's sales target of CHF 300 million-plus for 2007 will be reached. We are also aiming to grow by at least 50 percent annually and to consolidate our market lead over the next few years.

Oerlikon Solar is not the only business unit to expand its market position through innovative products. The Group has also scored successes in other areas: Oerlikon Coating won numerous orders for its new P3e™ coating technology; Oerlikon Textile commissioned the first non woven integration plant for fleece; Oerlikon Vacuum delivered an integrated vacuum system for a glass coating plant featuring more than a hundred turbomolecular pumps; Oerlikon Fairfield won its first orders for wind power; and Oerlikon Esec launched the new Wire Bonder product generation on the market.

Organizational adjustments

To inject even more dynamism into business operations and further improve results, the Executive Board adopted a series of reorganizing measures during the first half of 2007:

- Strategic management holding with clearly allocated roles: Under leadership from the strategic management holding, the business units have been given full responsibility for sales and results with a view to sharpening their market focus, enhancing flexibility and accelerating time to market.
- Simplified structures: The matrix organization with its regional responsibilities and parallel business unit competences has been dissolved in favor of business units.
- Cost-cutting: Administrative and marketing costs have been pared down to the appropriate level, primarily at Group headquarters. Other potential areas for cost savings, such as synergies in sourcing, have been identified and implemented.
- Quality: To sustain the Oerlikon Group's high quality standards and enhance them further, systematic steps are being taken to simplify and accelerate business processes using the Six Sigma method.
- Research & Development: Oerlikon will continue its decentralized approach to R&D, but systematically exploit potential synergies by stepping up coordination from Group headquarters and intensifying collaboration with reputable universities and other scientific institutions throughout the world.

Wherever organizational adjustments have proved unpromising or insufficient, strategic realignments have been adopted (e.g. at the Oerlikon Optics business unit). Within one and a half years, unprofitable product lines will either be discontinued or moved to Shanghai. At the same time, product development on promising new applications such as in the area of picobeamers will be increased. Confidence in the Oerlikon Group's capabilities is reflected in the syndicated credit agreement for more than CHF 2.5 billion signed with Citigroup, the leading international bank, and other reputable financial institutions. The syndication phase for the CHF 2.5 billion syndicated credit facility for OC Oerlikon Corporation AG, Pfäffikon has closed successfully, with a syndication agreement signed on August 17, 2007. The deal attracted great interest in general syndication and includes a total of nineteen banks. The facility is split into a 3-year CHF 600 million term facility and a 5-year CHF 1.9 billion revolving facility and will be used to refinance existing

 indebtedness (mainly due to the acquisition of Saurer AG) and for general corporate purposes. The credit conditions and the broad participation of first-class, international banks underline Oerlikon's investment grade rating. No assets have been pledged.

Saurer AG has issued a bond of CHF 200 million with a runtime until August 28, 2013. Therefore, Oerlikon and Saurer have started discussions with the bond agent to evaluate optimal strategies going forward. Having the syndicated credit facility in place, Oerlikon is prepared to pursue options for both keeping the bond and repaying the bond.

Outlook

Oerlikon expects the positive first half-year trend to continue in the second half of 2007 and to see noticeable improvements in the Oerlikon Components business field. Key growth drivers such as Oerlikon Textile and Oerlikon Solar should continue to grow at above-average rates. "Targeted measures to enhance efficiency and cut costs will result in sustainable improvements in earnings across the Group," says CEO Dr Uwe Krüger. The strategy of further expanding Oerlikon's technological solution edge through proprietary developments and targeted acquisitions will be consistently pursued in the second half year. "Overall we are confident that the sales targets for the full year of more than CHF 5 billion will be exceeded by as much as 10 percent and an EBIT above CHF 500 million will be achieved," states Chairman of the Board Georg Stumpf.

 For further information please contact:

Burkhard Böndel Corporate Communications Phone +41 58 360 96 05 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Frank Heffter Corporate Investor Relations Phone +41 58 360 96 22 Fax +41 58 360 91 93 ir@oerlikon.com www.oerlikon.com

About Oerlikon

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin film coating, drive, precision and vacuum techniques. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries.

Key Figures Oerlikon Group 1st Half-Year 2007

in CHF millions	HY/2007	HY/2006	Change
Orders received	3 004	963	211,8%
Orders on hand	1 851	525	252,5%
Sales	2 735	789	246,5%
EBIT	231	126	83,1%

in CHF millions (pro forma)*	HY/2007	HY/2006	Change
Orders received	3 004	2 593	15,8%
Orders on hand	1 851	1 390	33,1%
Sales	2 735	2 213	23,6%
EBIT	231	190	21,5%

Oerlikon Coating

in CHF millions	HY/2007	HY/2006	Change
Orders received	571	487	17,3%
Orders on hand	571	224	155,1%
Sales	478	361	32,3%

Oerlikon Vacuum

in CHF millions	HY/2007	HY/2006	Change
Orders received	229	219	4,6%
Orders on hand	66	53	24,9%
Sales	223	210	6,3%

Oerlikon Textile

in CHF millions	HY/2007	HY/2006	Change
Orders received	1 415	1 149	23,2%
Orders on hand	968	865	11,9%
Sales	1 295	943	37,4%

Oerlikon Drive Systems

in CHF millions	HY/2007	HY/2006	Change
Orders received	556	480	15,6%
Orders on hand	-	-	-
Sales	556	480	15,6%

Oerlikon Components

in CHF millions	HY/2007	HY/2006	Change
Orders received	232	256	-9,5%
Orders on hand	245	248	-1,2%
Sales	182	217	-16,1%

*Pro forma presentation assuming an initial consolidation of the Saurer Group as per 01.01.2006

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

END